March 2, 2006

Mail Stop 3561


Mr. Mark Meller
President and CEO
MM2 Group, Inc.
750 Route 34
Matawan, NJ  07747



Re:	MM2 Group, Inc.
	Form 8-K filed October 19, 2005, as amended
      File No. 0-50292


Dear Mr. Meller:

      We have reviewed the financial statements included in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K dated October 19, 2005, as amended
Note 2 - Going Concern, page 6

1. Please tell us how you accounted for the debt conversion feature associated with the debentures issued to Cornell Capital. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of FAS 133, the debentures are convertible into a variable number of shares depending on the trading price. The contract does not appear to contain an explicit limit on the number of shares that may be delivered in a share settlement. Thus, the debt is not conventionally convertible and does not appear to qualify for the scope exception from the provisions of FAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Refer to paragraph 20 of EITF 00-19.

2. Please revise the footnotes to discuss the registration rights agreements and clearly outline the requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, the potential amount of damages possible under the
contract,
whether any cap exists to limit such damages, and other material terms. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and
classification
of instruments subject to the scope of EITF 00-19 in EITF 05-4,
The
Effect of a Liquidated Damages Clause on a Freestanding Financial
Instrument Subject to Issue No. 00-19.   The EITF has not reached
a
consensus on this issue and has deferred deliberation until the FASB addresses certain questions that could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering the effect on the accounting and classification of the 750,000 warrants issued to Cornell Capital, as well as the conversion feature on the debentures.

3. Since the reverse acquisition of MM2 Group by Wein Group was completed on October 19, 2005, please revise the Form 8-K to file unaudited interim financial statements of MM2 Group for the quarter ended September 30, 2005. Pro forma results of operations should also be provided for the quarter ended September 30, 2005, as if the transaction had occurred on December 8, 2004.

Closing Comments

4. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please make appropriate revisions in your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than March 16, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

	Any questions regarding the comments may be directed to
Maureen
Bauer, Accountant at (202) 551-3237 or Terence O`Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at
(202)
551-3790, who supervised the review of your filing.



							Sincerely,



							Tia Jenkins
							Senior Assistant Chief
Accountant
      Office of Emerging Growth Companies

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MM2 Group, Inc.
March 2, 2006
Page 3